Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER AND NINE MONTHS 2022

FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, November 21, 2022. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2022.

OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•

Entered into a number of medium to long term charters increasing forward coverage. About 40% of fleet days are secured on period charters for 2023, with total fleet employment days for all subsequent periods generating approximately $90 million (excl. JV vessels) in contracted revenues ($100 million incl. JV vessels).

•

Profitable quarter with $6.7 million in net income. Decrease in revenues at $34.9 million with 34 vessels at the end of Q3 22’ compared to 41 vessels for the same quarter of last year. Also decreases in operating expenses and depreciation.

•

Decrease in revenues by $4.2 million (or 3.7%) for the 9M 22’ compared to the 9M 21’, counterbalanced by a decrease of $15.4 million (or 16.6%) in voyage expenses, operating expenses and depreciation in aggregate for the 9M 22’compared to 9M 21’.

•	Net Income of $26.6 million for 9M 22’ corresponding to an EPS of $0.70 compared to Net Income of $3.6 million and an EPS of $0.10 for 9M 21’, an increase of 600% in EPS

•	Total cash, including restricted cash, of $85.6 million as of September 30, 2022 compared to $45.7 million as of December 31, 2021, an increase of 87%.

Third Quarter 2022 Results:

•

Revenues for the three months ended September 30, 2022 amounted to $34.9 million compared to revenues of $37.5 million for the three months ended September 30, 2021 while the fleet over the corresponding periods was reduced from 41 vessels at the end of Q3 2021 to 34 vessels at the end of Q3 2022. The vessels remaining in the fleet earned higher revenues compared to the same period in the prior year due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2022 were $6.8 million and $14.1 million, respectively, compared to $4.5 million and $15.5 million, respectively, for the three months ended September 30, 2021. The $2.3 million increase in voyage expenses is attributed to the higher number of vessels in the spot market and particularly from increases in bunker expenses due to the rise in oil prices. The $1.4 million decrease in vessels’ operating expenses compared to the same period of 2021 is due to fewer vessels in the fleet.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Drydocking costs for the three months ended September 30, 2022 and 2021, were $1.8 million and $1.8 million, respectively. Drydocking expenses during the third quarter of 2022 relate to the drydocking of four vessels similar to the same period of last year.

•

Depreciation for the three months ended September 30, 2022 and 2021 was $6.9 million and $9.4 million, respectively, as the number of our vessels declined following the spin-off of four tanker vessels.

•

Interest and finance costs for the three months ended September 30, 2022 and 2021, were $3.5 million and $3.4 million, respectively. The $0.1 million increase from the same period of last year is due to the increase in interest rates despite a reduction in the debt outstanding during the period.

•

Equity earnings in joint ventures for the three months ended September 30, 2022 and 2021 was a gain of $6.1 million and $1.3 million, respectively. The $4.8 million increase from the same period of last year is mainly due to the gain from a sale of a vessel that was recorded in one of the joint ventures.

•

As a result of the above, for the three months ended September 30, 2022, the Company reported net income of $6.7 million, compared to net income of $1.2 million for the three months ended September 30, 2021. The weighted average number of shares outstanding for the three months ended September 30, 2022 and 2021 was 37.9 million and 37.9 million, respectively.

•	Earnings per share, basic and diluted, for the three months ended September 30, 2022 amounted to $0.18 compared to earnings per share of $0.03 for the same period of last year.

•

Adjusted net income was $6.1 million corresponding to an Adjusted EPS of $0.16 for the three months ended September 30, 2022 compared to Adjusted net income of $1.8 million corresponding to an Adjusted EPS of $0.05 for the same period of last year.

•

EBITDA for the three months ended September 30, 2022 amounted to $16.9 million. An average of 34.0 vessels were owned by the Company during the three months ended September 30, 2022 compared to 41.8 vessels for the same period of 2021.

Nine Months 2022 Results:

•

Revenues for the nine months ended September 30, 2022, amounted to $110.0 million, a decrease of $4.2 million, or 3.7%, compared to revenues of $114.2 million for the nine months ended September 30, 2021, primarily due to reduction in the fleet size.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2022 were $15.6 million and $40.3 million, respectively, compared to $17.4 million and $46.4 million for the nine months ended September 30, 2021. The $1.8 million decrease in voyage expenses was mainly due to the 38% (or 979 days) decrease of spot days. The $6.1 million decrease in vessels’ operating expenses is primarily due to the reduction in fleet size.

•

Drydocking costs for the nine months ended September 30, 2022 and 2021 were $2.3 million and $4.4 million, respectively. The costs for the nine months ended September 30, 2022 mainly related to the drydocking of five vessels while the costs for the same period of last year related to the drydocking of six vessels.

•

Depreciation for the nine months ended September 30, 2022, was $21.0 million, a $7.5 million decrease from $28.5 million for the same period of last year, due to the decrease in the average number of our vessels.

•

Impairment loss for the nine months ended September 30, 2022 was $0.5 million relating to one vessel, for which the Company had entered into an agreement to sell and subsequently delivered to its new owner. Impairment loss for the nine months ended September 30, 2021 was $3.1 million relating to three vessels, one older vessel plus two vessels for which the Company had entered into separate agreements to sell to third parties.

•	Loss on sale of vessels for the nine months ended September 30, 2022 was $0.4 million, which was primarily due to the sale of one of the Company’s vessels.

•

Interest and finance costs for the nine months ended September 30, 2022 and 2021 were $8.7 million and $9.5 million, respectively. The $0.8 million decrease from the same period of last year, is mostly due to the decrease of our indebtedness.

•

Equity earnings in joint ventures for the nine months ended September 30, 2022 and 2021 was a gain of $9.7 million and a gain of $6.6 million, respectively. The $3.1 million increase from the same period of last year is primarily due to a gain on sale of one of the Medium Gas carriers owned by one of our joint ventures and the improved profitability resulting from the operation of both of our joint ventures.

•

As a result of the above, the Company reported a net income for the nine months ended September 30, 2022 of $26.6 million, compared to a net income of $3.6 million for the nine months ended September 30, 2021. The weighted average number of shares outstanding as of September 30, 2022 and 2021 was 37.9 million and 37.9 million, respectively. Earnings per share for the nine months ended September 30, 2022 amounted to $0.70 compared to earnings per share of $0.10 for the same period of last year.

•

Adjusted net income was $26.1 million, or $0.69 per share, for the nine months ended September 30, 2022 compared to adjusted net income of $7.2 million, or $0.19 per share, for the same period of last year.

•

EBITDA for the nine months ended September 30, 2022 amounted to $55.8 million. An average of 35.0 vessels were owned by the Company during the nine months ended September 30, 2022 , compared to 41.8 vessels for the same period of 2021.

•	As of September 30, 2022, cash and cash equivalents amounted to $72.7 million and total debt net of deferred finance charges amounted to $284.6 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A three years time charter for its 2014 built LPG carrier Eco Corsair, until Feb 2026.

•	A twelve months time charter extension for its 2011 built LPG carrier Gas Myth, until Jan 2024.

•	A twelve months time charter extension for its 2012 built LPG carrier Gas Husky, until Dec 2023.

•	A twelve months time charter extension for its 2015 built LPG carrier Eco Galaxy, until Dec 2023.

•	A twelve months time charter for its 2012 built LPG carrier Gas Esco, until Nov 2023.

•	A twelve months time charter for its 2021 built LPG carrier Eco Blizzard, until Oct 2023.

•	A twelve months time charter for its 2014 built LPG carrier Eco Chios, until Oct 2023 with a charterer’s option to extend a further twelve months.

•	A twelve months time charter for its 2014 built LPG carrier Eco Invictus, until Nov 2023 with a charterer’s option to extend a further twelve months.

•	A six months time charter for its 2016 built LPG carrier Eco Nical, until Apr 2023 with a charterer’s option to extend a further six months.

•	A six months time charter for its 2020 built LPG carrier Eco Alice, until Mar 2023 with a charterer’s option to extend a further six months.

•	A three months time charter for its 1997 built LPG carrier the Gas Galaxy, until Jan 2023.

With these charters, the Company has total contracted revenues of approximately $90 million.

For the remainder of the year 2022, the Company has about 78% of fleet days secured under period contracts, while 40% of fleet days are secured under period contracts for 2023.

Board Chairman Michael Jolliffe Commented

Today we are pleased to announce yet another profitable quarter. For 2022 Stealthgas has reported consecutive quarterly profits bringing the total net income year to date to $26.6 million or $0.70 per share. Looking more closely at the third quarter, the shipping market did experience a summer lull and activity was somewhat reduced, as a result there were more vessels on the spot market with reduced earnings. As the winter months closed in activity picked up and charterers started seeking forward coverage, taking advantage of the favourable conditions we recently entered into a substantial number of medium-term charters at healthy rates.

We believe that the fundamentals of our sector continue to be positive and demand for LPG will continue to grow, albeit in an environment of economic and geopolitical uncertainty and regulatory changes. Stealthgas remains focused on utilising its ample liquidity to renew and grow the fleet for the benefit of its shareholders and its customers.

Conference Call details:

On November 21, 2022 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register.vevent.com/register/BIf757cd4a8b8941b68d768eb93b19b4dd

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

SteatlhGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. SteatlhGas Inc. has a fleet of 40 LPG carriers, including six Joint Venture vessels in the water, and three 40,000 cbm newbuilding Medium Gas Carriers (one owned through Joint Venture) to be delivered by the end of 2023. These LPG vessels have a total capacity of 465,510 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2021 and September 30, 2022 .

FLEET DATA	Q3 2021	Q3 2022	9M 2021	9M 2022
Average number of vessels (1)	41.83	34.00	41.81	35.01
Period end number of owned vessels in fleet	41	34	41	34
Total calendar days for fleet (2)	3,848	3,128	11,415	9,559
Total voyage days for fleet (3)	3,747	3,028	11,192	9,420
Fleet utilization (4)	97.4%	96.8%	98.0%	98.5%
Total charter days for fleet (5)	3,203	2,185	8,607	7,814
Total spot market days for fleet (6)	544	843	2,585	1,606
Fleet operational utilization (7)	94.1%	87.9%	94.5%	92.5%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2021	2022	2021	2022
Net Income - Adjusted Net Income
Net income	1,227,081	6,733,657	3,609,145	26,552,524
Less gain on derivatives	(11,471)	(713,507)	(17,788)	(1,779,309)
Less swap interest paid	—	(8,844)	(141,446)	(90,425)
Plus loss on sale of vessels, net	304,210	—	304,210	408,637
Plus impairment loss	—	—	3,096,391	529,532
Plus share based compensation	280,284	85,529	354,202	525,260
Adjusted Net Income	1,800,104	6,096,835	7,204,714	26,146,219
Net income – EBITDA
Net income	1,227,081	6,733,657	3,609,145	26,552,524
Plus interest and finance costs	3,411,631	3,549,687	9,528,134	8,668,720
Less interest income	(202)	(306,815)	(2,979)	(378,193)
Plus depreciation	9,357,522	6,929,887	28,487,574	20,982,015
EBITDA	13,996,032	16,906,416	41,621,874	55,825,066
Net income - Adjusted EBITDA
Net income	1,227,081	6,733,657	3,609,145	26,552,524
Less gain on derivatives	(11,471)	(713,507)	(17,788)	(1,779,309)
Plus loss on sale of vessels, net	304,210	—	304,210	408,637
Plus impairment loss	—	—	3,096,391	529,532
Plus share based compensation	280,284	85,529	354,202	525,260
Plus interest and finance costs	3,411,631	3,549,687	9,528,134	8,668,720
Less interest income	(202)	(306,815)	(2,979)	(378,193)
Plus depreciation	9,357,522	6,929,887	28,487,574	20,982,015
Adjusted EBITDA	14,569,055	16,278,438	45,358,889	55,509,186
EPS - Adjusted EPS
Net income	1,227,081	6,733,657	3,609,145	26,552,524
Adjusted net income	1,800,104	6,096,835	7,204,714	26,146,219
Weighted average number of shares	37,858,437	37,924,542	37,858,437	37,891,672
EPS - Basic and Diluted	0.03	0.18	0.10	0.70
Adjusted EPS	0.05	0.16	0.19	0.69

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2021	2022	2021	2022
Revenues
Revenues	37,485,600	34,885,398	114,151,131	110,031,503
Expenses
Voyage expenses	4,060,113	6,342,084	15,993,168	14,295,103
Voyage expenses - related party	463,123	431,035	1,418,297	1,354,552
Vessels’ operating expenses	15,219,195	13,862,097	45,609,845	39,560,293
Vessels’ operating expenses - related party	287,750	259,500	809,250	774,450
Drydocking costs	1,793,763	1,770,727	4,431,944	2,347,352
Management fees - related party	1,489,338	1,338,145	4,417,904	3,910,830
General and administrative expenses	1,209,098	820,599	3,050,282	2,588,510
Depreciation	9,357,522	6,929,887	28,487,574	20,982,015
Impairment loss	—	—	3,096,391	529,532
Net loss on sale of vessels	304,210	—	304,210	408,637

Total expenses	34,184,112	31,754,074	107,618,865	86,751,274

Income from operations	3,301,488	3,131,324	6,532,266	23,280,229

Other (expenses)/income
Interest and finance costs	(3,411,631)	(3,549,687)	(9,528,134)	(8,668,720)
Gain on derivatives	11,471	713,507	17,788	1,779,309
Interest income	202	306,815	2,979	378,193
Foreign exchange (loss)/gain	(12,575)	38,352	(53,892)	83,057

Other expenses, net	(3,412,533)	(2,491,013)	(9,561,259)	(6,428,161)

(Loss)/Income before equity in earnings of investees	(111,045)	640,311	(3,028,993)	16,852,068
Equity earnings in joint ventures	1,338,126	6,093,346	6,638,138	9,700,456

Net Income	1,227,081	6,733,657	3,609,145	26,552,524

Earnings per share
- Basic & Diluted	0.03	0.18	0.10	0.70

Weighted average number of shares
-Basic & Diluted	37,858,437	37,924,542	37,858,437	37,891,672

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2021	2022
Assets
Current assets
Cash and cash equivalents	31,304,151	72,660,000
Receivables from related party	63,767	—
Trade and other receivables	2,117,636	3,430,068
Other current assets	298,984	437,545
Claims receivable	62,652	280,114
Inventories	2,772,532	5,558,898
Advances and prepayments	637,881	1,269,825
Restricted cash	2,198,775	2,335,892
Vessel held for sale	12,250,000	—

Total current assets	51,706,378	85,972,342

Non current assets
Advances for vessels acquisitions	—	23,400,000
Operating lease right-of-use assets	104,168	41,142
Vessels, net	681,337,153	648,500,103
Restricted cash	12,197,611	10,574,902
Investments in joint ventures	53,323,032	45,470,489
Fair value of derivatives	—	3,322,310

Total non current assets	746,961,964	731,308,946

Total assets	798,668,342	817,281,288

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	1,491,705	3,908,937
Trade accounts payable	8,592,124	11,981,701
Accrued and other liabilities	3,842,879	5,195,954
Operating lease liabilities	104,168	41,142
Deferred income	5,666,285	5,040,703
Current portion of long-term debt	31,836,619	30,066,431
Current portion of long-term debt associated with vessel held for sale	7,173,988	—

Total current liabilities	58,707,768	56,234,868

Non current liabilities
Fair value of derivatives	3,151,880	3,701,938
Deferred income	76,949	37,121
Long-term debt	261,960,975	254,556,289

Total non current liabilities	265,189,804	258,295,348

Total liabilities	323,897,572	314,530,216

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock	435,274	435,274
Treasury stock	(25,373,380)	(25,373,380)
Additional paid-in capital	443,009,334	443,534,594
Retained earnings	59,803,487	86,356,011
Accumulated other comprehensive loss	(3,103,945)	(2,201,427)

Total stockholders’ equity	474,770,770	502,751,072

Total liabilities and stockholders’ equity	798,668,342	817,281,288

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Month Periods Ended September 30,
	2021	2022
Cash flows from operating activities
Net income for the period	3,609,145	26,552,524
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28,487,574	20,982,015
Amortization of deferred finance charges	914,717	698,877
Amortization of operating lease right-of-use assets	67,386	63,026
Share based compensation	354,202	525,260
Change in fair value of derivatives	(159,234)	(1,869,734)
Equity earnings in joint ventures	(6,638,138)	(9,700,456)
Dividends received from joint ventures	—	9,486,900
Impairment loss	3,096,391	529,532
Loss on sale of vessels	304,210	408,637
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(168,447)	(1,312,432)
Other current assets	178,538	(138,561)
Claims receivable	57,895	(500,249)
Inventories	(555,895)	(2,786,366)
Changes in operating lease liabilities	(67,386)	(63,026)
Advances and prepayments	(473,605)	(631,944)
Increase/(decrease) in
Balances with related parties	(1,542,564)	3,617,682
Trade accounts payable	2,364,066	3,449,280
Accrued liabilities	166,577	1,353,075
Deferred income	1,544,627	(665,410)

Net cash provided by operating activities	31,540,059	49,998,630

Cash flows from investing activities
Insurance proceeds	—	282,787
Proceeds from sale of vessels, net	7,795,790	23,887,379
Advances for vessels acquisition and improvement of vessels	(24,941,957)	(24,180,217)
Investment in joint ventures	(3,348,675)	—
Return of investments from joint ventures	1,530,000	8,066,100

Net cash (used in)/provided by investing activities	(18,964,842)	8,056,049

Cash flows from financing activities
Deferred finance charges paid	(1,267,766)	(534,600)
Advances from joint ventures	—	3,129,801
Advances to joint ventures	—	(4,266,484)
Customer deposits paid	(600,000)	—
Loan repayments	(114,855,610)	(75,913,139)
Proceeds from long-term debt	108,431,250	59,400,000

Net cash used in financing activities	(8,292,126)	(18,184,422)

Net increase in cash, cash equivalents and restricted cash	4,283,091	39,870,257
Cash, cash equivalents and restricted cash at beginning of year	53,040,202	45,700,537

Cash, cash equivalents and restricted cash at end of period	57,323,293	85,570,794

Cash breakdown
Cash and cash equivalents	43,077,098	72,660,000
Restricted cash, current	1,441,481	2,335,892
Restricted cash, non current	12,804,714	10,574,902

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	57,323,293	85,570,794